SPONSORSHIP AGREEMENT

  THIS AGREEMENT is made and entered into as of this 4th day of December
1997 by and between Saint Andrews Golf Corporation, a Nevada corporation with a principal place of business located at 5325 S. Valley View Boulevard, Suite 4, Las Vegas, Nevada 89118 ("SAGC"), and Pepsi-Cola Company, a division of PepsiCo, Inc., a North Carolina corporation with offices 1 Pepsi Way, Somers, New York 10589 ("Pepsi-Cola").

1. GENERAL. SAGC is authorized to seek and engage the support of sponsors for the All-American SportPark ("SportPark"). SAGC is the developer, owner and operator of such facility which is currently under construction on a 65-acre parcel on the South east corner of Las Vegas Boulevard and Sunset Road, in Las Vegas, Nevada. SAGC is also authorized to grant certain rights to such sponsors relative to the use of trademarks, slogans, devices, names, copyright materials, publication, publicity and other intellectual property rights which are associated with the SportPark ("SportPark Property"), and to grant rights to access and use of the SportPark Properties. SAGC is also authorized to grant rights with respect to beverages poured at the SportPark. Now, therefore in consideration of the mutual promises and covenants set forth herein, the parties hereto agree as follows:

2. TERM. The term of this Agreement shall begin on December 1, 1997 and end on the later of November 30, 2002 or upon five years after 100% completion of the SportsPark (the "Term"), unless terminated earlier in accordance with Paragraph 8 below.

3. SPONSORSHIP RIGHTS. In consideration of the amounts paid by Pepsi-Cola pursuant to Paragraph 4 below, SAGC grants to Pepsi-Cola the following rights during the Term of this Agreement:

  A.   PRODUCT EXCLUSIVITY.

       (i) SAGC hereby grants to Pepsi-Cola the exclusive right to have its beverage products and beverage syrups as the only non-alcoholic beverage products and beverage syrups available through fountain dispensers, bottle and cans or vending machines for consumption, advertised, displayed, represented or promoted in, at or in connection with the SportPark (including without limitation, print broadcast, direct mail, coupons, handbills, displays and signage) at all events in the SportPark. Specialty tenants at the SportPark will be allowed to serve products manufactured by such tenants, e.g. Starbucks Cappuccino, however if such locations choose to serve products other than those manufactured by them, such products must be products as defined below. SAGC will review with Pepsi-Cola such tenants as they become available.

       (ii) In addition, SAGC reserves the right to bring in Non-Pepsi related Specific Special Events which may be tied to other soft drink Companies national sponsorships such as: The NHL Breakout Off-Ice Tour Event, The NFL Experience, The National Finals Rodeo Special Touring Event. SAGC will receive prior written approval from Pepsi-Cola. Pepsi-Cola also has the first right of refusal to either book a Pepsi-Cola event in that particular event date or have the option to sponsor a similar event of equal or greater magnitude. However, SAGC is not prohibited from staging an event that might be tied to a Pepsi-Cola competitor's product or event. In the event of any such event at the SportPark, SAGC agrees that it shall not cover or obstruct or cause to be covered or obstructed any advertising signage of Pepsi Cola nor to refrain from pouring the Pepsi Cola products at any concessions located at the SportPark.

       (iii) Pepsi-Cola shall have the right to have served in and on the grounds of the SportPark any or all of the beverage products manufactured, sold or distributed by Pepsi or its local bottler including without limitation, all carbonated soft drinks, sport drinks, ready to drink tea, juice or juice-based drinks, bottled water, bottled iced coffees and other beverage products that may be developed and sold by Pepsi-Cola (the "Products") during the Term. At least the following fountain products shall be served: Pepsi, Diet Pepsi, Lemon-Lime Slice, Lipton, Mountain Dew and Citrus Hill. SAGC reserves the right to any and all alcoholic beverages that may be served in and on the grounds of the SportPark and does not provide the pouring rights of such alcoholic beverages to Pepsi-Cola.

       (iv) Pepsi-Cola shall work directly with SAGC and its concessionaires, restaurants, food stands and food vendors ("Concessionaires") in place at the SportPark during the Term to promote sales of the Products through appropriate point-of-sale materials, menu boards, and other advertising materials bearing the Trademarks of the Products at appropriate food sale locations at the cost of Pepsi-Cola. SAGC agrees that it will not authorize or allow any Concessionaire in the SportPark to advertise, sell or display any soft drinks other than those supplied by Pepsi-Cola.

       (v) SAGC agrees that during the Term of this Agreement, it shall direct and/or cause the Concessionaires, to purchase all of their non-alcoholic beverages or bottled water requirements for its business from Pepsi-Cola at Pepsi-Cola's then prevailing prices for national accounts. SAGC will receive the Fountain Flex Fund at the rate of .65 (sixty-five cents) per gallon.

       Pepsi-Cola agrees that it will promptly and fully furnish all of SAGC's requirements with respect to the Products required to service SportPark guests. SAGC shall direct Concessionaires to purchase directly from the local Pepsi-Cola bottler and exclusively use cups identified with the Pepsi-Cola logo for soft drink dispensing at the SportPark. Pepsi-Cola will create a customized cup combining the Pepsi-Cola logo with the All-American SportPark logo. Pepsi-Cola will incur all costs for creative design and artwork charges in the creation of the custom cup. SAGC will be purchasing the customized cups from Pepsi-Cola for use at the SportPark at the local competitive price for such items as set forth in SCHEDULE A.

       (vi) Pepsi-Cola will furnish to SAGC, without charge, all equipment necessary to dispense the Products at the SportPark. Pepsi-Cola shall provide, at its expense, repair of such equipment at all times during the Term, it being understood that SAGC, its Concessionaires and employees shall exercise prudent care in the handling and operation of this equipment. Title to such equipment shall remain vested in Pepsi-Cola and Pepsi-Cola shall have the right to remove this equipment upon termination or expiration of this Agreement.

       (vii) Pepsi-Cola will provide the All-American SportPark, Isotonic beverage equipment for the sole use of dispensing AllSport to the SportPark employees.

       (viii) Pepsi-Cola will furnish the SportPark with all vending equipment, Pepsi-Cola will also stock products and service such equipment parkwide. The agreed upon net commission for all vending at the park will be a flat 52% paid on all collected moneys less sales tax and refunds. Pricing for the vended products shall be set by Pepsi -Cola and shall be competitive with the average market prices. Commissions will be paid directly to SAGC on a by period basis (thirteen periods per year).

  B.   SIGNAGE RIGHTS

       (i) SAGC agrees to grant Pepsi-Cola the right to have a minimum of eight (8) mutually agreed upon Pepsi-Cola signage in high visibility areas which shall be in addition to signage on vending machines, food and beverage operations and menus.

       (ii) The main arena entrance inside the SportPark Pavilion shall be named the "All Sport Arena" and such naming shall appear at the entrances into the arena and flyover exposure, informational pamphlets, ail tickets and ticket stubs for arena event and directional signage relating to the SportPark. Once the signage is installed at the SportPark, it will continue to be positioned at the same locations during the Term, SAGC will be responsible to maintain the signs in good condition, to supply electricity to the back lit signs and to replace all electrical bulbs or other fixtures as necessary. If it becomes necessary, the Pepsi-Cola signs will be replaced at Pepsi-Cola's expense. Any damage caused by vandalism will be Pepsi-Cola's responsibility. SAGC will be responsible for reasonable and periodic maintenance.

       (iii) The number of signs, dimensions, other specific production details, i.e.: animated, back lit, etc. will be determined at a later date after Pepsi-Cola and SAGC have completed their signage Design Charette at which point an addendum on signage will be added to this contract. The Pepsi-Cola Company will pay for the design and the production costs of any and all signs related to the Pepsi-Cola products.

  C. PROMOTIONAL AND MARKETING OPPORTUNITIES. Each year during the Term, Pepsi-Cola shall have the right to:

       (i) advertise and publicize worldwide, the exclusive sale of the Products at the SportPark. All such marketing programs developed by Pepsi-Cola pursuant to this Agreement shall be mutually agreed to by the parties. The advertising vehicles may include but not be limited to radio, television, print, direct mail, internet and other forms of electronic medium, In-Store Point of Purchase materials, and promotional merchandise.

       (ii) provide three marketing events per year throughout the Term of the agreement. These marketing events will be valued at an approximate minimum of $250.000 per year. These events will be used to promote the business of SAGC and Pepsi-Cola. Pepsi Cola will provide SAGC with a marketing plan, budget and accounting system for soft dollar investments and expenditures and a measurable system on a yearly basis. As defined in SCHEDULE B.

       (iii) SAGC will provide Pepsi-Cola with a minimum of 200 single day attraction passes excluding non SAGC sponsored Specific Special events each year during the Term to be utilized by its guests. SAGC will assist Pepsi-Cola in obtaining tickets for (non SAGC events at the SportPark).

       (iv) SAGC shall provide Pepsi-Cola with the rental free use of the "All Sport Arena for at least one Pepsi-Cola sponsored event each year during the Term. Both parties will define the use of the Arena, schedule, type of event, length of event and will include this as an addendum to this agreement. SAGC will make available pricing to Pepsi-Cola, standard to the terms of cost of arena, labor, materials, products, etc.

       (v) SAGC reserves the right to approve any and all Pepsi-Cola staged events at the SportPark, including the Arena, concerning content, design, use, programming, length of time, marketing, etc.

       (vi) SAGC shall provide Pepsi-Cola with passes to games and rides when used in connection with mutually agreed upon promotions.

4.     CONSIDERATION.

  In consideration of the rights granted herein, Pepsi-Cola agrees to pay SAGC the amount of ONE MILLION TWO HUNDRED AND FIFTY THOUSAND DOLLARS ($1,250,000.00) payable as follows:

  (a) $250,000 no later than 30 days from the official opening date of any portion of the SportPark;

  (b) $250,000 within 30 days after January 1, 1998; provided that the SportPark is 100% completed and all attractions are accessible by the public, in the event the SportPark is not 100% complete on January 1, 1998 Pepsi Cola will pay the amount set forth in this subparagraph within thirty days of the actual date the SportPark is 100% completed and all attractions are accessible by the public.

  (c)  $250,000 within 30 days of January 1, 1999;

  (d)  $250,000 within 30 days of January 1, 2000;

  (e)  $250,000 within 30 days of January 1, 2001

5.     REPRESENTATIONS AND WARRANTIES.

  A.   SAGC represents and warrants to Pepsi-Cola that:

       (i) SAGC is the sole and exclusive owner of the SportPark; SAGC has formed a Limited Liability Company with the Callaway Golf Company for the Golf Center portion of the SportPark and Three Oceans, Inc. a subsidiary of Sanyo North America owns approximately 14% of SAGC;

       (ii) SAGC has full right, power and authority to enter into this Agreement and to grant, transfer and sell to Pepsi-Cola all of the rights, privileges, terms and conditions set forth herein;

       (iii) The granting of such rights and privileges to Pepsi-Cola shall not violate, interfere with nor infringe upon the rights of any third parties pursuant to written agreements or otherwise;

  B.   Pepsi-Cola represents and warrants to SAGC that:

       (i) it is the sole and exclusive SAGC of the Pepsi-Cola trademarks, and that use of such marks pursuant to this Agreement will not infringe the rights of any third parties; and

       (ii) it has the full right and authority to enter into this Agreement and the terms and conditions do not and will not conflict with or violate any rights granted to any other parties by Pepsi-Cola.

6.     INDEMNIFICATION.

  (A) Pepsi-Cola will indemnify and hold SAGC harmless from and against any and all suits, actions, claims, demands, losses, costs, damages, liabilities, fines, expenses and penalties (including reasonable attorneys' fees) arising out of: (i) its breach of any representation, warranty, term or condition of this Agreement; and (ii) any claims, including but no limited to claims for property damage, personal injury, or death, based on the use or consumption's of Pepsi-Cola's products.

  (B) SAGC will indemnify and hold Pepsi-Cola harmless from and against any and all suits, actions, claims, demands, losses, costs, damages, liabilities, fines, expenses and penalties (including reasonable attorneys' fees) arising out of: (i) its breach of any representation, warranty, term or condition of this Agreement; and/or (ii) any claims including but limited to claims for property damage, personal injury or death not based on the use or consumption of Pepsi-Cola's products.

7.     INSURANCE.

  (A) SAGC will name Pepsi-Cola as an additional insured on its public liability insurance policy, which policy shall have at least a two million dollar ($2,000,000) combined single limit and shall be issued by a financially sound insurer. Upon request, SAGC shall deliver a certificate of insurance evidencing such policy.

  (B) Pepsi-Cola shall maintain product liability insurance in an amount not less than two million dollars ($2,000,000) combines single limit bodily injury/property damage. Upon request, Pepsi-Cola shall deliver a certificate of insurance evidencing such policy.

8.     DEFAULT AND REMEDIES.

  (a) In the event of a significant breach or default of any material term or condition of this Agreement by either party, the non-defaulting party shall promptly notify the other party of the alleged breach, and the other party shall promptly take all reasonable steps necessary to cure the alleged breach.

  If after a period of thirty (30) days the party to whom the notice of breach was sent has not cured or taken reasonable steps to cure the alleged breach, or otherwise remedied the situation to the reasonable, commercial satisfaction of the non-defaulting party, the non-defaulting party may suspend its performance under the Agreement in whole or part, or terminate the Agreement as it deems appropriate under the circumstances. In the event of termination by Pepsi-Cola as a result of a material breach by SAGC or if the SportPark is closed for any continuous period of time in excess of 30 days, SAGC shall promptly refund to Pepsi-Cola a percentage of that year's funds equal to a fraction, the numerator of which is the number of months remaining in the contract year after such breach and the denominator of which is twelve.

  (b) If SAGC shall be adjudged a bankrupt or insolvent, or if any receiver or trustee of all or any substantial part of the business or property of SAGC shall be appointed and shall not be discharged within ninety (90) days after such appointment or if SAGC shall make any general assignment of its property for the benefit of creditors or if SAGC shall file a voluntary Petition in bankruptcy or insolvency or either such entity shall apply for reorganization or arrangement with its creditors under the bankruptcy or insolvency law now in force or hereafter enacted, Federal, State or otherwise, or if such Petition shall be filed against SAGC and shall not be dismissed within ninety (90) days after the filing, the non-defaulting party may immediately, by written notice to the other, terminate the Agreement.

  (c) The above remedies are in addition to and not in lieu of any other rights or remedies which the parties may have at law or in equity.

9. RELATIONSHIP OF THE PARTIES. The parties are independent contractors with respect to each other; nothing contained in this Agreement will be deemed or construed as creating a joint venture or partnership between the parties.

10. NO WAIVER. A waiver by either party of any of the terms and conditions of this Agreement at any instance shall not be deemed or construed to be a waiver of such term or condition for the future or of any subsequent breach thereof.

11. NO ASSIGNMENT. Neither party hereto shall assign this Agreement or delegate its duties thereunder without the express written consent of the other party.

12. ENTIRE AGREEMENT. This Agreement sets forth the entire agreement between the parties. This Agreement cannot be modified, altered, terminated or otherwise changed except by means of a writing signed by both parties.

13. EXCUSED PERFORMANCE. In the event that either party is prevented or delayed in the performance of any of its obligations under this Agreement due to circumstances beyond the control of the non-performing party, including, but not limited to, strikes, lockouts, earthquakes, fire flood, acts of God, hostilities, civil commotion, governmental acts, orders or regulations, failure of power, taking of the SportPark premises by eminent domain, or other reason of a like or similar nature which is not the fault of the party delayed in performing services or doing acts required under the terms of this Agreement, then the performance of such acts shall be excused for the period of the delay. In the event that the performance of this Agreement is permanently prevented for any reason whatsoever, this Agreement shall be terminated and SAGC shall refund a pro rata portion of the Consideration for the year in which the SportPark ceases to operate.

14. GOVERNING LAW. This Agreement shall be governed by the laws of the State of Nevada.

15. NOTICES. All notices required to be given hereunder shall be properly given if in writing and sent by certified or registered mail, postage prepaid, or by generally recognized prepaid overnight delivery service to the respective addresses of the recipient thereof set forth at the commencement of this Agreement or such other address as may be designated in writing by the parties hereto. Notice shall be deemed given on the date of receipt (or refusal to accept receipt) thereof by the recipient.

  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by an officer being "hereunto duly authorized, all as of the day and year first above written and intending to be legally bound hereby.

SAINT ANDREWS GOLF                   PEPSI-COLA COMPANY
CORPORATION

By: /s/ Ronald S. Boreta             By: Mitchell Cox
Title: President                     Title: Market Unit General Manager
Date: 12/4/97                        Date: 12/4/97

                                    SCHEDULE A
                                      PEPSICO
                               ALL AMERICAN SPORT PARK
                               CUP AND LID PRICE LIST

CUP                                           CASE
SIZE             QUANTITY                     COST

12 oz.             2250                      $64.60
16 oz.             1200                      $51.70
22 oz.             1200                      $60.58
32 oz.              600                      $45.77
44 oz.              600                      $55.92

LID                                           CASE
SIZE             QUANTITY                     COST

12/16/22 OZ.       2400                      $45.54
32 OZ.              600                      $20.37
44 OZ.              600                      $20.37

                                    SCHEDULE B
                   1997 AND 1998 FIRST QUARTER MARKETING PROGRAMS*

MONDAY NIGHT QUARTERBACK - Advertising and Sponsorship entrance provided by Pepsi Cola. See attachment for program details.

                                       Estimated Value:      $38,250

NEWS 13'S ALL SPORT EXPO 98 - Sponsorship dollars entering the All American SportPark into event provided by Pepsi Cola.

                                       Estimated Value:      $81,050

CIRCLE K CUP PROMOTION - 26 Circle K Convenience Stores. Pepsi Cola will produce 500 32oz. custom plastic saver cups for each Circle K store. A total of 13,000 cups in the Las Vegas Market. On each cup we can have a sticker affixed with a free play at the Sports Park. Pepsi Cola will pay for artwork and production of cups. An easel sign will also be produced to promote the cup and park as well. Radio tags will also be made available to promote the cup.
                                       Estimated Value:      $75,000

UNLV STUDENT DAY AT ALL AMERICAN SPORT PARK -
Pepsi Cola will use its relationship with UNLV and Aramark Food Service to make the University population aware of the Sport Park by sponsoring a Pepsi Day or Night at the Sports Park. Pepsi Cola is an all food service areas at the University. The University has a student population of approximately 26,000. Pepsi Cola could produce signage such as banners, table tents and posters to make students aware of the park. For Pepsi day at the park, we would charter a bus that would pick students up at a commons area and bring them to the Sports Parl for a day or night of fun. Each student would get a coupon for a free Pepsi at the park and their first play free.

                                       Estimated Value:      $20,000

CLARK COUNTY MIDDLE SCHOOL VENDING PROGRAM - (12 High Schools and 19 Middle Schools are Pepsi exclusive) Pepsi Cola will produce a static vendor front advertising a "Family Four Pack" at the All American Sport Park. We can seed every 100th can with a sticker that would be redeemable for a free Family Four Pack at the SportPark. Pepsi will also produce the sticker. As the children get a can with the sticker they can bring it to the principals office for a coupon they can redeem at the park.
                                       Estimated Value:      $10,000

* Above programs may vary from actual promotion. All above promotions are ideas and values and program explanations are estimates. All marketing and promotions must first be approved by Pepsi-Cola and All-American Sport Park.